Exhibit 99.5

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. For Immediate Release	November 13, 2015 NR#15-06

MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) ("MAG" or the "Company") announces the Company's unaudited financial results for the three and nine months ended September 30, 2015.  For complete details of the third quarter unaudited Condensed Interim Consolidated Financial Statements and related Management's Discussion and Analysis, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  All amounts herein are reported in United States dollars ("US$") unless otherwise specified.

At September 30, 2015, the Company had working capital of $77,681,477 (compared to $89,571,472 at September 30, 2014), including cash of $77,368,632 (compared to $88,131,958 at September 30, 2014).  The Company currently has no debt and has sufficient working capital to maintain all of its properties and currently planned programs extending beyond the next 12 months.  The primary use of cash in the period ended September 30, 2015 was to fund operations.  Advances to Minera Juanicipio S.A. de C.V. ("Minera Juanicipio") combined with MAG's Juanicipio expenditures on its own account, totaled $1,771,545 and $4,952,381 during the three and nine months ended September 30, 2015 respectively (September 30, 2014: $2,833,775 and $4,671,219 respectively). The Company also expended $495,701 and $1,287,219 respectively (September 30, 2014: $609,963 and $1,364,933 respectively) on its other exploration and evaluation properties, and $361,711 and $706,250 respectively (September 30, 2014: $295,851 and $2,840,962 respectively) on the Salamandra earn-in option.

The Company's net loss for the three and nine months ended September 30, 2015 amounted to $1,987,852 and $6,659,825 respectively (September 30, 2014: $3,680,228 and $6,830,465 respectively), or $0.03/share and $0.10/share respectively (September 30, 2014: $0.05/share and $0.11/share respectively).  The Company recorded share based payment expense, a non-cash item, in the three and nine months ended September 30, 2015 of $307,002 and $1,741,720 respectively (September 30, 2014: $2,075,523 and $2,968,049 respectively).  In addition, the Company recorded a foreign exchange loss of $773,929 and $1,711,958 for the three and nine months ended September 30, 2015 respectively (September 30, 2014: $664,893 and $451,289 respectively) which resulted primarily from holding Canadian dollar ("C$") net monetary assets while the US$ significantly strengthened against the C$ (from a US$/C$ exchange rate of 0.8620 on December 31, 2014 to 0.7493 on September 30, 2015).  A portion of the Company's cash is used to fund Canadian dollar expenditures and is held in C$ (US$ equivalent of $6,793,872 as at September 30, 2015), and the Company's interest in the Salamandra earn-in option is also denominated in C$ (US$ equivalent of $4,046,137 as at September 30, 2015).  These C$ assets are exposed to exchange risk relative to the US$, and result in an unrealized gain or loss as the exchange rate fluctuates.

Minera Juanicipio

Minera Juanicipio's development work is advancing well under the operatorship of Fresnillo plc. ("Fresnillo"), and is currently focused on continued ramp advancement and associated underground mining infrastructure, as well as on some metallurgical and geotechnical studies.  The decline development has seen a sustained improvement in the advance rate, which is now at or exceeding the levels (115 metres per month) envisioned in the 2012 AMC Mining Consultants ("AMC") PEA (see press release dated June 14, 2012).  The cumulative ramp decline has now surpassed 1,900 metres of underground advancement.  In addition, two ventilation raises have been bored and brought into service, the mechanical shop and multi-use buildings have been completed, electrical lines and substations have been installed and road-widening is substantially complete, with culverts in all major drainages.

Exploration results from drilling at Juanicipio during the nine months ended September 30, 2015 were reported on April 23, 2015.  Four exploration holes were targeted approximately 100 metres below the deepest drilling to date on the property, and were drilled on 150 metre centres over a strike length of approximately 500 metres below the projected overlap zone between the southwest-dipping East and West Valdecañas Veins.  Results include the three widest and deepest intercepts ever cut at Juanicipio, ranging in true width from 11.69 metres to 32.09 metres, and carrying high grade silver gold and base metal values (see press release dated April 23, 2015).  This new lower zone remains open to depth along the entire strike length within the Joint Venture boundary. Combined features of the mineralization in these holes (See Press Release of April 23, 2015) suggest that Minera Juanicipio may have hit an ore-fluid upwelling zone, which could open up a new exploration target zone to depth.

Upon review of the drilling results, Fresnillo and MAG jointly agreed to an additional 10,000 metre $1.5 million (MAG's 44% share is $0.7 million) drill program to further delineate the extent of the new deep zone.  The permits for the program have now been received by Minera Juanicipio and drilling will commence imminently.  The drill program has already been fully funded by the Joint Venture partners by a September 2015 cash call. As well, in light of this probable expansion of the Juanicipio resource, the Joint Venture partners have re-engaged AMC to study the 'shaft versus ramp' economics for accessing this potential new deep zone; this study is currently in process.

The preliminary 2016 Minera Juanicipio Development Budget is approximately $12.8 million (MAG's 44% share is $5.6 million), and continues to be designated primarily for continued ramp advancement and associated underground mining infrastructure, as well as some metallurgical and geotechnical studies. In addition to the 10,000 metre/$1.5 million deep zone extension drilling, the 2016 preliminary Minera Juanicipio Exploration Budget is approximately $3.2 million (MAG's 44% share is $1.4 million).

As at September 30, 2015, Minera Juanicipio had $4.8 million in cash available for 2015 exploration and development expenditures, which is expected to fund its remaining operations through the end of the year.

Cinco de Mayo and Other projects

No active exploration is currently being undertaken on the Company's Cinco de Mayo property, as the Company continues its efforts to obtain a renewed surface access agreement with the local Ejido. Although the Company believes that the process will be successful, the overall timeline to a resolution is not determinable at this time.

With a Phase III drill program completed in September, MAG has now fulfilled the exploration commitments (C$5.5 million) required under the Company's 55% earn-in option on the Salamandra property.  A final option payment of C$250,000 is due on or before May 23, 2016 prior to exercising the earn-in option. Upon receipt of final Phase III assays, management will assess the new results in the context of the current geological understanding in order to determine the strength and extent of the system.

At the Company's Guigui project, drilling is currently ongoing in a 2,500 metre drill program with one drill rig on the property and assays pending.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (TSX:MAG; NYSE MKT:MVG) is focused on advancing and exploring district scale high-grade silver projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver vein discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo PLC (56%).  In addition, ongoing exploration continues at the Juanicipio project, the Salamandra earn-in option, and the Guigui property, while concurrently the Company works to regain surface access rights to our 100% owned Cinco de Mayo property in Chihuahua State.

On behalf of the Board of
MAG SILVER CORP.
"Larry Taddei"
Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Email:	www.magsilver.com info@magsilver.com	Phone: Toll-Free:	604-630-1399 866-630-1399

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html